Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

June 5, 2012

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Terra Tech Corp.
Amendment No. 4 to Current Report on Form 8-K
Filed June 4, 2012
File No. 000-54258

Dear Ms. Ravtiz:

Pursuant to the staff’s comment letter dated May 10, 2012, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 4 to the Company’s Form 8-K was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on June 5, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 4 to the Form 8-K.

1.
We note that the website for Terra Tech contains a link titled “Invest” where potential investors are provided contact information for obtaining information about investing in you. Please tell us how you believe that this portion of your website complies with Section 5 of the Securities Act of 1933.

Company response:  The Company believes that the “Investors” (not the imperative form of the verb “Invest”, as stated in the staff’s comment number 1), complies with Section 5 of the Securities Act of 1933, as amended, because the “Investors” (again, not “Invest”) section of the Company’s website does not make an offer or a sale of securities.

Section 5(a) prohibits sales of unregistered securities or deliveries for purposes of sale. Section 2(3) defines “sale” as including every contract of sale or disposition of a security for value.  The Company has never made any sale of a security through its website.

Section 5(c) prohibits any person to “offer to sell” or “offer to buy” any security unless a registration statement has been filed.  Section 2(3) defines “offers to sell” and “offers to buy” to include “every attempt to offer to dispose of, or solicitation of an offer to buy, a security or interest in a security for value.”  The “Investors” section does not offer any security to person.  The most information about the Company any person can reach through the tab is a link to the Company’s filings on the Commission website.  The Company would like its investors to read the Company’s filings with the Commission by having a link to the Company’s filings with the Commission, to have contact information for the Company and otherwise be informed about the Company.  This does not amount to an offer of securities.

Service and Program, page 4

2.
We note your response to prior comment 2 of our letter dated March 26, 2012.  Please provide more detailed disclosure in this section explaining how your operations comply with federal laws.  Specifically address how your operations are exempt under the Federal Controlled Substances Act and whether your activities could be deemed to be facilitating the selling or distribution of marijuana in violation of that act. Please also disclose how your operations comply with laws relating to aiding and abetting or accessory. Please also include related risk factor disclosure as appropriate

Company response:  The Company has added the following disclosure to page 4:

A theoretical risk exists that our activities could be deemed to be facilitating the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act.  We believe, however, that such a risk is relatively low.  Federal authorities have not focused their resources on such tangential or secondary violations of the Act, nor have they threatened to do so, with respect to the manufacture or sale of equipment that might be used by medical cannabis gardeners, or with respect to any supplies marketed to participants in the emerging medical cannabis industry.  We are unaware of such a broad application of the Controlled Substances Act by federal authorities, and we believe that such an attempted application would be unprecedented.

Additionally, the following risk factor has been added to page 8:

Federal practices could change with respect to providers of equipment potentially usable by participants in the medical cannabis industry, which could adversely impact the Company.

We are not aware of any threatened or current federal or state law enforcement actions against manufacturers of horticultural equipment that might be used by medical cannabis gardeners.  We are, however, aware that more than 20 years ago, law enforcement authorities did initiate raids, at some retail stores where operators evidently knew they were selling hydroponic equipment directly to customers who indicated they intended use it for the cultivation of recreational marijuana, and at the addresses of certain customers of such retail stores.  Those raids took place decades ago and in a different legal landscape, well before the legalization of medical cannabis by any state.  We are unaware of any threatened or actual law enforcement activity, ever, against manufacturers or retailers of supplies marketed for usage by participants in the emerging medical cannabis industry.

A theoretical risk exists that our activities could be deemed to be facilitating the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act.  We believe, however, that such a risk is relatively low.  Federal authorities have not focused their resources on such tangential or secondary violations of the Act, nor have they threatened to do so, with respect to the manufacture or sale of equipment that might be used by medical cannabis gardeners, or with respect to any supplies marketed to participants in the emerging medical cannabis industry.  We are unaware of such a broad application of the Controlled Substances Act by federal authorities, and we believe that such an attempted application would be unprecedented.

If the federal government were to change its practices, or were to expend its resources attacking providers of equipment that could be usable by participants in the medical cannabis industry, such action could have a materially adverse effect on our operations, our customers, or the sales of our products.

3.
We note the article, “Medical Marijuana Industry is Unnerved by U.S. Crackdown,” in The New York Times dated November 24, 2011, which refers to the “intensifying federal crackdown on growers and sellers of state-authorized medical marijuana” and the closures of dispensaries. Please revise your disclosure in this section to describe the current legal actions and closures as well as the impact such actions and closures could have upon your business. Please also include related risk factor disclosure, and trend analysis in your Management’s Discussion and Analysis, as appropriate.

Company response: The Company has added the following risk factor to page 8:

Continued federal intervention in certain segments of the medical cannabis industry is disruptive to the industry, and may have a negative impact on the Company.

Following more than two years of a relatively accommodative stance by the federal government regarding state-sanctioned medical cannabis, in approximately October of 2011, the federal government renewed a crackdown against medical cannabis providers, causing the closure of numerous retail dispensaries.  The current federal attacks on medical cannabis providers appear to be targeted primarily at retail dispensaries and their landlords, and to a lesser extent at large gardens licensed by local governmental authorities.  Those tactics are presumably in use by federal authorities because information regarding dispensaries and licensed entities is easily available or ascertainable, and because such entities are directly involved with actual trade in cannabis.

We believe that demand for our products is likely to remain relatively constant despite the recent federal intervention in some segments of the medical cannabis industry.  We expect the level of consumption of medical cannabis to remain relatively constant, because as some dispensaries are forced to close, more patients will patronize the establishments that remain open, or more patients will rely on delivery services, which have flourished in areas where a large number of dispensaries have been forced to close, and which are harder targets for federal authorities to identify and attack.  Moreover, very few local governments ever licensed medical cannabis gardens.  It is our observation that licensed gardens have been readily replaced by unlicensed gardens in the same or other local jurisdictions.  Accordingly, we expect the number of gardeners buying our products to remain relatively unaffected despite federal interference in some segments of the medical cannabis industry.

Although we expect minimal impact on the Company from the federal government’s renewed crackdown on medical cannabis providers, the disruption to the medical cannabis industry could cause some potential customers to be more reluctant to invest in new equipment, including the Company’s equipment, or the federal government’s tactics may change or have unforseen effects, which could be detrimental to the Company.

4.
We note your response to our prior comment 3; however, we continue to believe that your reference to a “Fortune 500 Company” does not aid in an investor’s understanding of your current business or prospects. We note in this regard, your disclosure that you have only made sales of certain of your products to Bayer Crop Sciences, and you also do not indicate what this company’s relationship is to the Fortune 500 Company, Bayer Corporation.

Company response:  The Company has removed the reference to a Fortune 500 company on pages, 2, 4, 10 and page 7 to Exhibit 99.2.

5.
We note your response to prior comment 9 and the proposed disclosures you provided. However, we do not see where you have included such information in the amended filing. Further, please expand your discussion to identify the underlying causes that contributed to material changes in each item. Stating that the reason for the differences were due to “changing the business focus” is general and broadly defined, and does not provide sufficient detail for the reader to get an understanding of your business as a whole. Refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Company response: The Company has complied with this comment.  Please see the changes made to the bottom of page 10 and the top of page 11.

6.
We note the revisions made in response to prior comment 11. However, please reconcile the amounts recorded in MD&A for cost of goods sold of $410,310 and $689,8181 for the nine months ended September 30, 2011 and for the period from March 16, 2010 (inception) to December 31, 2010, respectively, to the Condensed Statements of Operations which state $440,310 and $689,818, for the nine months ended September 30, 2011 and for the period from March 16, 2010 (inception) to December 31, 2010, respectively.

Company response:  The Company has complied with this comment.  Please see page 11.

Liquidity and Capital Resources, page 11

7.	Please revise to quantify your near terms capital needs and detail the expected uses for such capital.

Company response:  The Company has complied with this comment.  Please see page 11.

Certain Relationships and Related Transactions, page 18

8.
Revise to indicate who the related party is in each transaction discussed. In addition, reconcile your disclosure on page 3 that the Series B Stock is to be issued with disclosure here suggesting that it has been issued.

Company response:  The Company has complied with this comment.  Please see page 18.

Exhibit 99.2

Financial Statements

9.
It appears that the private operating company in the reverse recapitalization uses a December 31 fiscal year-end. Please confirm that the registrant will be changing its fiscal year from September 30 to December 31.

Company response:  The Company confirms that it will change its fiscal year end from September 30 to December 31 and believes that it will file a Form 8-K disclosing the same not later than June 7, 2012.

10.
As a related matter, please amend your Form 8-K to also include the financial statements of the private operating company’s most recent annual period prior to the date of the reverse recapitalization. This also applies to information provided in Management’s Discussion and Analysis and elsewhere in the filing. Refer to Exchange Act Rules 13a-1 and 15d-1.

Company response:  The Company has complied with this comment.  Please see Exhibit 99.3.

Note 1. Summary of Significant Accounting Policies, page 7

Cost of Goods Sold, page 9

11.	We note your response to prior comment 24 indicating that you are not a manufacturer of hydroponic equipment. Please make appropriate revisions to ensure clarification in your disclosures.

Company response:  The Company has complied with this comment.  Please see page 9 of Exhibit 99.2

Recent Accounting Pronouncements, page 11

12.
We note your response to prior comment 26 pertaining to subsequent events. With reference to the definition of “subsequent events” as described in FASB ASC 855-10-20, it would appear, at a minimum, that inclusion of a discussion of the reverse merger transaction is required. Please revise to provide such information as well as “events or transactions that occur[red] after the balance sheet date but before financial statements [were] issued or [were] available to be issued.”

Company response:  The Company has complied with this comment.  Please see footnote 14 of Exhibit 99.2

13.	As a related matter, we note your reference to Note 18 on page 11 but do not see where it is included in your financial statements. Please revise or advise.

Company response:  The Company has complied with this comment.  Please see footnote 14 of Exhibit 99.2

14.
We note your response to prior comment 27.  It does not appear to address our inquiry on how your financial statements were available to be issued prior to the completion of the audit. Consequently, we reiterate that comment for an explanation and revision as necessary.

Company response:  The dates referencing our prior response have been corrected in Exhibit 99.2.

Pro Forma Financial Statements

15.  We note your response to prior comment 28 regarding the inclusion of revised pro forma financial statements in Exhibit 99.2. However, contrary to this response, the amended filing does not include pro forma financial statements and Exhibit 99.2 contains the financial statements for GrowOp Technology Ltd., excluding the audit report. With regard to the latter, in an amendment please revise to include the report of independent registered public accounting firm with the presentation of these financial statements. Also, as previously requested, please amend this Form 8-K to include pro forma financial statements for the appropriate periods, in columnar form, showing both historical financial information of GrowOp Technologies Ltd. and Private Secretary, Inc., and reflecting appropriate pro forma adjustments referenced to footnotes explaining all assumptions made in your presentation. In addition, include an introductory paragraph that clearly explains the transaction being presented, the entities involved and what the pro forma presentation is intended to show.

Company response:  The Company has complied with this comment.  Please see Exhibit 99.3

Additionally, the written statement of the Company requested by the Staff at the end of its May 10, 2012 letter was included as an exhibit to correspondence of us submitted to the Staff on April 19, 2012.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo